Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-213508) on Form S-8 of Johnson Controls International plc of our report dated June 23, 2023, with respect to the statements of net assets available for benefits of Johnson Controls Retirement Savings and Investment Plan as of December 31, 2022, and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related supplemental schedule as of December 31, 2022, which report appears in the December 31, 2022 annual report on Form 11-K of Johnson Controls Retirement Savings and Investment Plan.

/s/ Wipfli LLP

Milwaukee, Wisconsin
June 23, 2023